Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Historical Predecessor					Pro forma Parent
	Fiscal Year Ended October 3, 2008	Fiscal Year Ended October 2, 2009	Fiscal Year Ended October 1, 2010	Three Months Ended January 1, 2010	Three Months Ended December 31, 2010	Fiscal Year Ended October 1, 2010		Three Months Ended December 31, 2010
	(dollars in thousands)
Earnings calculation:
Income before taxes	$31,253	$23,248	$12,361	$5,751	$3,177	$(6,762)		$(1,637)
Add Back: Fixed Charges	19,888	17,846	16,046	4,098	3,938	27,930		6,997
Calculated Earnings	$51,141	$41,094	$28,407	$9,849	$7,115	$21,168		$5,360

Fixed charges calculation (a)
Interest expense (b)	$19,055	$16,979	$15,213	$3,881	$3,711	$27,097		$6,770
Interest expense portion of rental expense	833	867	833	217	227	833		227
	$19,888	$17,846	$16,046	$4,098	$3,938	$27,930		$6,997
Ratio: Earnings / Fixed charges	2.57	2.30	1.77	2.40	1.81		(c)		(c)

(a) Fixed charges exclude capitalized interest; capitalized interest is zero.

(b) Includes normal debt issue amortization costs, but does not include gain or loss on debt extinguishment.

(c) For the fiscal year ended October 1, 2010 and three months ended December 31, 2010, Parent pro forma earnings were not sufficient to cover fixed charges. Parent needed additional earnings of $6,762 and $1,637, respectively, to achieve a ratio of earni

Interest expense portion of rental expense:
Rental expense	2,500	2,600	2,500	650	680	2,500	680
Estimated Interest Cost	33%	33%	33%	33%	33%	33%	33%
Calculated total	833	867	833	217	227	833	227